Exhibit 2.1

AMENDMENT NO. 1 AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Amendment”), is made and entered into as of April 30, 2019, by and among GTx, Inc., a Delaware corporation (“Parent”), Grizzly Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Oncternal Therapeutics, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in that certain Agreement and Plan of Merger and Reorganization, made and entered as of March 6, 2019, by and among Parent, Merger Sub and the Company (the “Merger Agreement”).

RECITALS

A.                                    Section 10.2 of the Merger Agreement provides that the Merger Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Parent.

B.                                    The parties wish to amend the Merger Agreement as set forth in this Amendment and the respective boards of directors of the Company, Merger Sub and Parent have each approved this Amendment, such amendment to be effective as of the date hereof.

AGREEMENT

The parties to this Amendment, intending to be legally bound, hereby agree as follows:

1.                                      Amendments.

1.1                               The following Section 1.12(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

For the purposes of this Agreement, the “Determination Date” shall be the date that is 10 Business Days prior to the anticipated date for Closing, as agreed upon by Parent and the Company at least five Business Days prior to the Parent Stockholders’ Meeting (the “Anticipated Closing Date”). Within five Business Days following the Determination Date, Parent shall deliver to the Company a schedule (the “Parent Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of the Parent Cash Amount (which for the avoidance of doubt, shall not be reduced for payment of Parent Transaction Expenses or any other costs or payments by Parent triggered by the Contemplated Transactions or pursuant to any Parent Benefit Plan) determined in a manner substantially consistent with the manner in which such items were determined for Parent’s most recent SEC filings (the “Parent Cash Calculation”) as of the Anticipated Closing Date prepared and certified by Parent’s principal accounting officer. Parent shall make the work papers and back-up materials used or useful in preparing the Parent Cash Schedule, as reasonably requested by the Company, available to the Company and, if requested by the Company, its accountants and counsel at reasonable times and upon reasonable notice.

1.2                               The following defined terms in Exhibit A of the Merger Agreement are hereby amended and restated in their entirety as follows:

“Company Cash Amount” means the Cash and Cash Equivalents and short-term investments of the Company as of the Anticipated Closing Date, as calculated in accordance with Section 1.13.

“Company Target” means $12,500,000.

“Exchange Ratio” means, subject to Section 1.5(g), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:

•                  “Company Cash Balance Adjustment Shares” means (i) if the Company Cash Amount is less than the Company Target, then an amount equal to the quotient of (A) the Company Target, less the Company Cash Amount, divided by (B) 1.207, or (ii) if the Company Cash Amount is greater than the Company Target, then zero.

•                  “Company Allocation Percentage” means 77.5%.

•                  “Company Merger Shares” means an amount equal to (i) the product of (A) the Post-Closing Parent Shares multiplied by (B) the Company Allocation Percentage, minus (ii) the Company Cash Balance Adjustment Shares, plus (iii) the Parent Cash Balance Adjustment Shares.

•                  “Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on an as-converted to Company Common Stock basis and assuming the effectiveness of the Preferred Stock Conversion, but excluding (i) the exercise of all Company Options and Company Warrants, in each case, outstanding as of immediately prior to the Effective Time, (ii) the issuance of shares of Company Capital Stock in respect of all other outstanding options, restricted stock awards, warrants or rights to receive such shares, whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger, and (iii) any shares of Company Common Stock reserved for issuance.

•                  “Parent Allocation Percentage” means 22.5%.

•                  “Parent Cash Balance Adjustment Shares” means (i) if the Parent Cash Amount is less than the Parent Target, then an amount equal to the quotient of (A) the Parent Target, less the Parent Cash Amount, divided by (B) 1.207, or (ii) if the Parent Cash Amount is greater than the Parent Target, then zero.

•                  “Parent Outstanding Shares” means the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time, including the total number of shares of Parent Common Stock issuable pursuant to Parent Deferred Stock Rights but excluding (i) the issuance of shares of Parent Common Stock in respect of all Parent Options, Parent Warrants and other outstanding options, warrants or rights to receive such shares (other than the Parent Deferred Stock Rights), in each case, outstanding as of immediately prior to the Effective Time; and (ii) any shares of Parent Common Stock reserved for issuance (other than shares of Parent Common Stock reserved for issuance pursuant to the Parent Deferred Stock Rights).

•                  “Post-Closing Parent Shares” means the quotient determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage.

“Parent Cash Amount” means the Cash and Cash Equivalents and short-term investments of Parent as of the Anticipated Closing Date, as calculated in accordance with Section 1.12, which for the avoidance of doubt, shall not be reduced for payment of Parent Transaction Expenses or any other costs or payments by Parent triggered by the Contemplated Transactions or pursuant to any Parent Benefit Plan.

“Parent Target” means (i) $15,000,000 if the Closing occurs on or prior to May 31, 2019, or (ii) if the Closing occurs after May 31, 2019, $15,000,000, less Parent’s reasonable operating expenses from June 1, 2019 through the Closing.

1.3                               CVR Agreement.  The form of CVR Agreement, attached as Exhibit E to the Merger Agreement, is hereby replaced in its entirety as set forth on Annex A to this Amendment.

2.                                      Parent Budget.  Parent delivered to the Company a revised operating budget concurrently with the execution of this Amendment and all references to “Parent Budget” shall refer to the operating budget delivered with the execution of this Amendment.

3.                                      Opinion of Financial Advisor.  The Parent Board has received an opinion of Aquilo Partners, L.P. to the effect that, as of the date of this Amendment and subject to the assumptions, qualifications, limitations and other matters set forth therein that the Consideration is fair, from a financial point of view, to the holders of Parent Common Stock.  It is agreed and understood that such opinion is for the benefit of the Parent Board and may not be relied upon by the Company.

4.                                      Continuing Effectiveness. Except as expressly modified by this Amendment, the Merger Agreement shall remain in full force and effect in accordance with its terms. This Amendment shall be deemed an amendment to the Merger Agreement and shall become effective when executed and delivered by the Parties. Upon the effectiveness of this Amendment, all references in the Merger Agreement to “the Agreement” or “this Agreement,” as applicable, shall refer to the Merger Agreement, as modified by this Amendment.

5.                                      Applicable Law. This Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws.

6.                                      Headings. The bold-faced headings contained in this Amendment are for convenience of reference only, shall not be deemed to be a part of this Amendment and shall not be referred to in connection with the construction or interpretation of this Amendment.

7.                                      Assignability. This Amendment shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Amendment nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

8.                                      Counterparts; Exchanges by Electronic Transmission. This Amendment may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.  The exchange of a fully executed Amendment (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Amendment.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first above written.

GTX, INC.

By:	/s/ Marc Hanover
Name:	Marc Hanover
Title:	Chief Executive Officer

GRIZZLY MERGER SUB, INC.

By:	/s/ Henry Doggrell
Name:	Henry Doggrell
Title:	Chief Executive Officer

ONCTERNAL THERAPEUTICS, INC.

By:	/s/ James Breitmeyer
Name:	James Breitmeyer
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO AMENDMENT NO. 1 TO MERGER AGREEMENT